For period ending December 31, 2008     Exhibit 77D

File number 811-9036                  77Q1

UBS Large Cap Growth Relationship Fund

At the September 4-5, 2008 Board Meeting, the Board approved permiting the UBS Large Cap Growth Relationship Fund to shift to a more concentrated strategy.  The Fund will generally hold the stocks of between 35 to 55 issuers in its portfolio.

For period ending December 31, 2008     Exhibit 77D

File number 811-9036       77Q1

UBS Global Securities Relationship Fund

At the December 4-5, 2008 Board Meeting, the Board approved the following changes to the investment policy UBS Global Securities Relationship Fund:

1) incorporating the use of the Global ex-US growth equity capability to complement the core ex-US equity capability.
2) allowing for the opportunistic use of investments such as REITs and listed alternative investments.